Exhibit Number 12.1

EXHIBITS

GREAT WESTERN BANCORPORATION, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Year Ended June 30, 2003		Year Ended June 30, 2002		Year Ended June 30, 2001		Year Ended June 30, 2000		Year Ended June 30, 1999
Income before income taxes and minority interest in net income of subsidiaries	26,388		21,246		14,862		13,988		12,639
Add:
Interest expense, including interest on deposits	48,205		60,181		51,825		31,515		25,548
Income as adjusted	74,593		81,427		66,687		45,503		38,187

Preferred dividend requirements	721		900		152		152		152
Ratio of income before provision for income taxes to income before minority interest	159%		153%		150%		147%		148%
Preferred dividend factor on pretax basis	1,150		1,380		227		223		225
Fixed charges interest expense, including interest on deposits	48,205		60,181		51,825		31,515		25,548
Fixed charges and preferred dividends	49,355		61,561		52,052		31,738		25,773

Ratio on earnings to fixed charges and preferred dividends, including interest on deposits	1.51	x	1.32	x	1.28	x	1.43	x	1.48	x

Income before income taxes and minority interest in net income of subsidiaries	26,388		21,246		14,862		13,988		12,639
Add:
Interest expense, excluding interest on deposits	12,412		13,561		9,520		5,699		3,544
Income as adjusted	38,800		34,807		24,382		19,687		16,183

Preferred dividend requirements	721		900		152		152		152
Ratio of income before provision for income taxes to income before minority interest	159%		153%		150%		147%		148%
Preferred dividend factor on pretax basis	1,150		1,380		227		233		225
Fixed charges
Interest expense, excluding interest on deposits	12,412		13,561		9,520		5,699		3,544
Fixed charges and preferred dividends	13,562		14,941		9,747		5,922		3,769
Ratio on earnings to fixed charges and preferred dividends, excluding interest on deposits	2.86	x	2.33	x	2.50	x	3.32	x	4.29	x